UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMCOL International Corporation

(Name of Subject Company (Issuer))

Imerys Minerals Delaware, Inc.

an indirect wholly owned subsidiary of

Imerys SA

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

02341W103

(CUSIP Number of Class of Securities)

Denis Musson

Vice-President, General Counsel & Company Secretary

Imerys SA

154 rue de l’Université

75007 Paris, France

+ 33 (0) 1 49 55 63 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kenneth M. Wolff

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,398,851,694	$180,172

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $41.00 (i.e., the per share tender offer price) by (y) the sum of (a) 32,501,070, the number of shares of common stock issued and outstanding, plus (b) 994,756, the number of shares of common stock issued with respect to outstanding stock options, plus (c) 397,778, the number of shares of common stock to which stock appreciation rights were issued, plus (d) 129,300, the number of shares of common stock that were subject to restricted stock unit awards, plus (e) 95,430 phantom shares of common stock credited under a deferred compensation plan. The foregoing share figures have been provided by the issuer to the offerors and are as of February 11, 2014, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of Imerys Minerals Delaware, Inc., a Delaware corporation (the “Purchaser”), an indirect wholly owned subsidiary of Imerys SA, a corporation organized under the Laws of France (“Imerys”), to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of AMCOL International Corporation, a Delaware corporation (“AMCOL” or the “Company”), at a price of $41.00 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Imerys. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of February 11, 2014 (as it may be amended or supplemented, the “Merger Agreement”), by and among AMCOL, Imerys and the Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is AMCOL International Corporation, a Delaware corporation. Its principal executive office is located at 2870 Forbs Avenue, Hoffman Estates, IL 60192. AMCOL’s telephone number is (847) 851-1500.

(b) This Schedule TO relates to AMCOL’s shares of common stock, par value $0.01 per share. According to AMCOL, as of the close of business on February 11, 2014, there were (i) 32,501,070 Shares issued and outstanding, (ii) no Shares held by AMCOL in its treasury, (iii) an aggregate of 2,328,052 Shares reserved for issuance under the 2010 Long-Term Incentive Plan, the 2006 Long-Term Incentive Plan and the 1998 Long-Term Incentive Plan or any other plan, program or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of AMCOL or any of its subsidiaries (collectively, the “AMCOL Stock Plans”), of which (A) options and stock appreciation rights issued pursuant to any AMCOL Stock Plan that represents the right to acquire Shares which is outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (whether or not then vested or exercisable) were issued with respect to 1,392,534 Shares (of which, options were issued with respect to 994,756 Shares and stock appreciation rights were issued with respect to 397,778 Shares), (B) no Shares were subject to restricted stock awards, (C) 129,300 Shares were subject to restricted stock unit awards and (D) 95,430 phantom shares were credited under a deferred compensation plan.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing companies of this Schedule TO are (i) Imerys SA, a company incorporated under the laws of France and (ii) Imerys Minerals Delaware, Inc., a company incorporated under the laws of the State of Delaware and an indirect wholly owned subsidiary of Imerys. The Purchaser’s principal executive office is located at c/o Imerys USA, Inc., 100 Mansell Rd., Roswell, Georgia, USA 30076, and its telephone number is (770) 645-3300. Imerys’s principal executive office is located at 154 rue de l’Université, 75007 Paris, France, and its telephone number is + 33 (0) 1 49 55 63 00. The information regarding Imerys and the Purchaser set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

(b), (c) The information regarding Imerys and the Purchaser set forth in Section 9 (“Certain Information Concerning Imerys and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning AMCOL”), Section 9 (“Certain Information Concerning Imerys and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with AMCOL”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for AMCOL”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with AMCOL”), Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for AMCOL”), Section 7 (“NYSE Listing; Exchange Act Registration; Margin Regulations”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Imerys and the Purchaser”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled Section 11 (“Background of the Offer; Past Contacts or Negotiations with AMCOL”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Imerys, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) AMCOL or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) The information set forth in Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for AMCOL”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“NYSE Listing; Exchange Act Registration; Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the offer to purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated February 20, 2014.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on February 20, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(B)	Communication published by Imerys on the Imerys Group Intranet on February 12, 2014, originally filed as Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(C)	Investor Presentation published by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(D)	Presentation to AMCOL employees made by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(E)	Transcript of Imerys Earnings Call on February 13, 2014, originally filed as Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(F)	Press Release issued by Imerys on February 17, 2014, originally filed as Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(G)	Transcript of Imerys Investor Call on February 12, 2014, originally filed as Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(H)	Press Release issued by Imerys on February 20, 2014*

(b)(1)	Facility Agreement, dated as of February 11, 2014, between Imerys and Morgan Stanley Bank International Limited as mandated lead arranger, bookrunner, original lender and agent.*

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2014, by and among AMCOL, Imerys and the Purchaser, originally filed as Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of December 12, 2013, between Imerys and AMCOL.*

(d)(3)	Letter Confidentiality Agreement, dated as of February 2, 2014, between Imerys and AMCOL.*

(d)(4)	Exclusivity Agreement, dated as of February 2, 2014, between Imerys and AMCOL, originally filed as Exhibit (e)(4) to AMCOL’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 20, 2014, which is incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

IMERYS MINERALS DELAWARE, INC.

By:	/s/ Denis Musson
Name:	Denis Musson

Title:	President

IMERYS SA

By:	/s/ Denis Musson
Name:	Denis Musson

Title:	Vice-President, Group General Counsel & Company Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 20, 2014.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on February 20, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Imerys on February 12, 2014 originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(B)	Communication published by Imerys on the Imerys Group Intranet on February 12, 2014, originally filed as Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(C)	Investor Presentation published by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(D)	Presentation to AMCOL employees made by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(E)	Transcript of Imerys Earnings Call on February 13, 2014, originally filed as Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(F)	Press Release issued by Imerys on February 17, 2014, originally filed as Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(G)	Transcript of Imerys Investor Call on February 12, 2014, originally filed as Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(H)	Press Release issued by Imerys on February 20, 2014*

(b)(1)	Facility Agreement, dated as of February 11, 2014, between Imerys and Morgan Stanley Bank International Limited as mandated lead arranger, bookrunner, original lender and agent.*

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2014, by and among AMCOL, Imerys and the Purchaser, originally filed as Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of December 12, 2013, between Imerys and AMCOL.*

(d)(3)	Letter Confidentiality Agreement, dated as of February 2, 2014, between Imerys and AMCOL.*

(d)(4)	Exclusivity Agreement, dated as of February 2, 2014, between Imerys and AMCOL, originally filed as Exhibit (e)(4) to AMCOL’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 20, 2014, which is incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.